

January 30, 2024

Shuo Shi
Chief Executive and Operations Officer
WiMi Hologram Cloud Inc.
Room #2002, Building A, Wentley Center
1st West Dawang Road, Chaoyang District
Beijing, The People's Republic of China, 100020

  Re: WiMi Hologram Cloud Inc.
    Form 20-F for the Fiscal Year Ended December 31, 2022
    File No. 001-39257

Dear Shuo Shi:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Jacen Chen